Exhibit 99.2

SANOFI HALF-YEAR FINANCIAL REPORT 2026	34

Exhibit 99.2
2. Half-year management report
2. Half-year management report
A/ Significant events of the first half of 2026
A.1. First-half overview
During the first half of 2026, Sanofi continued to implement its growth and innovation strategy, focused on launching major innovations, reallocating resources and developing cutting-edge innovative R&D. Significant events connected with the implementation of this strategy are described below (for additional information on developments related to Research and Development see also section "A.2. Research and Development").
On January 29, 2026, Sanofi announced its intention to execute a €1 billion share buyback program in 2026, and on February 2, 2026, it entered into a mandate with an investment services provider for this program. Under the terms of this mandate, Sanofi was to repurchase its own shares for a maximum amount of €1 billion. The program ended at the end of April 2026.
On February 10, 2026, Sanofi announced that it had completed the acquisition of Dynavax Technologies Corporation (Dynavax). The acquisition includes Dynavax’s adult hepatitis B vaccine, HEPLISAV-B, currently marketed in the United States, which is distinguished by its two-dose, one-monthly vaccination schedule. It also includes Dynavax’s shingles vaccine candidate (Z-1018), currently in phase 1/2 clinical trials, as well as other vaccine projects in development.
On April 24, 2026, Sanofi announced the successful placement of a €2.3 billion bond issue under the Euro Medium Term Note program. Sanofi will allocate the net proceeds from the issuance of these bonds to general corporate purposes.
Net sales for the first half of 2026 amounted to €22,106 million, 11.1% higher than in the first half of 2025. At constant exchange rates (CER)(1), net sales rose by 15.7%, driven mainly by strong performances for Dupixent, Ayvakit and ALTUVIIIO.
Net income attributable to equity holders of Sanofi amounted to €1,957 million in the first half of 2026, versus €5,812 million in the first half of 2025. Earnings per share was €1.63 for the first half of 2026, versus €4.74 for the first half of 2025. Business net income(2) was €4,765 million, up 14.8% versus the first half of 2025, while business earnings per share (business EPS(2)) was €3.97, 17.1% up versus the first half of 2025.

A.2. Research and development
Sanofi’s research and development (R&D) is focused on developing and delivering life-changing medicines and vaccines that change the lives of patients for many of the world’s most complex diseases. Progress made in R&D during the first half of 2026 is described in detail below, and an update on the R&D pipeline is presented in Section G/ of this half-year management report.
Immunology
Dupixent (dupilumab)
After evaluation under priority review, the US Food and Drug Administration (FDA) approved Dupixent for the treatment of adult and pediatric patients aged 6 years and older with allergic fungal rhinosinusitis (AFRS) who have a history of sino-nasal surgery. This approval expands the coverage of sino-nasal diseases with Dupixent to now include AFRS, alongside chronic rhinosinusitis with nasal polyps (CRSwNP).
The FDA and the European Commission (EC) approved Dupixent for the treatment of children aged two to 11 years with chronic spontaneous urticaria (CSU) who remain symptomatic despite histamine-1 antihistamine (H1AH) treatment. These approvals expand the previous authorizations for Dupixent in adults and adolescents aged 12 years and older with CSU.
The Ministry of Health, Labour and Welfare (MHLW) in Japan granted marketing and manufacturing authorization for Dupixent for the treatment of adults with moderate-to-severe bullous pemphigoid (BP). When publishing its first-quarter 2025 results, Sanofi announced that the European Medicines Agency (EMA) had accepted its Marketing Authorisation Application for Dupixent in the treatment of BP. Following comments from the EMA during its ongoing review of Dupixent for this indication, Sanofi has decided to withdraw the application.
The two phase 3 studies of Dupixent in the LIBERTY-LSC clinical program (STYLE 1 and STYLE 2; clinical study identifiers: NCT06687967 and NCT06687980, respectively) in lichen simplex chronicus (LSC) did not meet their primary endpoints of itch reduction compared to placebo. The safety data from these studies were generally consistent with the known safety profile of Dupixent. As a result of this outcome, Sanofi and Regeneron will conduct a thorough analysis of the data and plan to present them at a forthcoming medical meeting.
(1)    Non-IFRS financial measure: see definition in D.3., “Net sales”.
(2)    Non-IFRS financial measure: see definition in D.2., “Business net income”.

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Exhibit 99.2
2. Half-year management report
Rezurock (belumosudil)
The EC granted a conditional marketing authorization for Rezurock for the treatment of chronic graft-versus-host disease (cGVHD) in adults and children aged 12 years and older with a body weight of at least 40 kg. The medicine is to be used when other treatment options provide limited clinical benefit, are not suitable, or have been exhausted. This conditional marketing authorization followed the positive opinion issued by the EMA’s Committee for Medicinal Products for Human Use (CHMP) in January, and is contingent on completion of a confirmatory, randomised, controlled study.
Tzield/Teizeild (teplizumab)
In April, the FDA approved the supplemental biologic license application for Tzield, expanding the indication to patients as young as one year old, compared to a minimum of eight years previously, to delay the onset of stage 3 type 1 diabetes (T1D) in patients diagnosed with stage 2 T1D. In June, the FDA approved Tzield to delay the decline in endogenous insulin production in children aged eight to 17 years recently diagnosed with stage 3 T1D. Both approvals were granted under a priority review process.
In the EU, teplizumab was approved (under the name Teizeild) to delay the onset of stage 3 T1D in adults and pediatric patients aged eight years and older diagnosed with stage 2 T1D.
amlitelimab (OX40L monoclonal antibody)
On July 24, 2026, a decision was made as part of the ongoing strategic assessment of the pipeline that amlitelimab would not progress to regulatory submission. Sanofi determined that the totality of efficacy and safety evidence generated to date does not support further development of amlitelimab in atopic dermatitis (AD). While the ESTUARY phase 3 long-term extension study (clinical study identifier: NCT06407934) showed long-term maintenance of clinical response without relapse in patients aged 12 years and older with moderate-to-severe AD and an emerging safety profile that builds on previous data (including phase 3 studies COAST 1, SHORE and COAST 2; clinical study identifiers: NCT06130566, NCT06224348 and NCT06181435, respectively), amlitelimab would not represent a meaningful improvement to the standard of care for patients with AD.
itepekimab (IL33 monoclonal antibody)
After complete assessment of the results from AERIFY 1 (clinical study identifier: NCT04701983) and AERIFY 2 (clinical study identifier: NCT04751487), the two phase 3 studies in chronic obstructive pulmonary disease (COPD) that read out in May 2025, and after considering the competitive landscape, Sanofi and its collaboration partner Regeneron have decided not to proceed with development of itepekimab in COPD. As a result, the development programme will be discontinued, including all studies in chronic rhinosinusitis.
duvakitug (TL1A monoclonal antibody)
Positive results from the RELIEVE UCCD long-term extension (LTE) study of duvakitug (clinical study identifier: NCT05668013) showed durable clinical and endoscopic efficacy maintained over 44 weeks in patients with ulcerative colitis (UC) and Crohn’s disease (CD) that initially responded to the induction phase. RELIEVE UCCD LTE is a double-blind randomised study evaluating the long-term efficacy, safety, and tolerability of duvakitug in UC and CD. The efficacy data from the LTE study and from the previous RELIEVE UCCD phase 2b induction study (clinical study identifier: NCT05499130) reinforce the therapeutic potential of duvakitug in UC and CD, which is under evaluation in phase 3 clinical studies.
lunsekimig (IL13xTSLP Nanobody® VHH)
Phase 2 studies of lunsekimig in two chronic respiratory diseases, moderate-to-severe asthma (AIRCULES phase 2b study; clinical study identifier: NCT06102005) and CRSwNP (DUET phase 2a proof-of-concept study; clinical study identifier: NCT06454240), met their primary and key secondary endpoints compared to placebo. The exploratory VELVET phase 2b study (clinical study identifier: NCT06790121) did not meet its primary endpoint in moderate-to-severe atopic dermatitis. In all studies, lunsekimig was well tolerated.
frexalimab (CD40L monoclonal antibody)
The FREXERA phase 2/3 study of frexalimab in kidney transplantation (clinical study identifier: NCT07412470) commenced dosing the first patient in March 2026. The study is testing whether frexalimab dosed subcutaneously (after an initial intravenous dose) combined with standard-of-care treatment can reduce the risk of rejection of the new kidney, help it last longer, and improve kidney function.
Rare diseases
Nexviazyme (avalglucosidase alfa)
Nexviazyme met its primary endpoint (participants alive and free of invasive ventilation) in treatment-naive infants aged zero to six months in the Baby-COMET phase 3 study (clinical study identifier: NCT04910776). In addition, the study met all secondary endpoints. Sanofi intends to submit the data to support a regulatory application in the US for the treatment of infantile-onset Pompe disease.
Wayrilz (rilzabrutinib)
In June, the MHLW in Japan granted marketing and manufacturing authorization to Wayrilz for the treatment of persistent or chronic immune thrombocytopenia (ITP) in patients who do not respond sufficiently to other treatments or in whom tolerability is

36	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
problematic. The approval is based on the LUNA 3 phase 3 study (clinical study identifier: NCT04562766) in which Wayrilz met the primary and secondary endpoints, showing a positive impact on sustained platelet counts and other symptoms.
Myqorzo (aficamten)
In May, Cytokinetics, Sanofi’s licensor of Myqorzo in China, announced positive topline results from the ACACIA-HCM phase 3 study of Myqorzo in patients with symptomatic non-obstructive hypertrophic cardiomyopathy. In the study, all primary endpoints were met, statistically significant improvements in key secondary endpoints were obtained, and no new safety signals were identified. The results are expected to form the basis for a regulatory submission in China in 2027.
Redemplo (plozasiran)
In China, Redemplo was granted a breakthrough designation in severe hypertriglyceridemia. Redemplo will be marketed in Greater China by Sanofi under an agreement with Arrowhead. In 2025, Sanofi purchased those rights from Visirna, a majority owned subsidiary of Arrowhead created to develop and commercialize four of Arrowhead’s cardiometabolic pipeline medicines in Greater China. Sanofi plans to initiate launch of Redemplo in the near future for the reduction of triglyceride levels in adult patients with familial chylomicronaemia syndrome (FCS), a severe and rare disease leading to a substantially higher risk of developing acute, recurrent, and potentially fatal pancreatitis.
venglustat (oral glucosylceramide synthase inhibitor)
In May, the FDA granted priority review to the new drug application (NDA) for venglustat for the treatment of type 3 Gaucher disease (GD3), a rare lysosomal storage disorder. If approved, venglustat would become the first treatment available in the US to address the progressive neurological manifestations associated with GD3 and expand Sanofi’s portfolio of treatment options for patients living with lysosomal storage diseases. The target action date for the FDA decision is November 25, 2026. In Fabry disease, venglustat did not meet the primary endpoint in the PERIDOT and CARAT phase 3 studies (clinical study identifiers: NCT05206773 and NCT05280548, respectively). The long-term extensions of the PERIDOT and CARAT studies are both continuing.
efdoralprin alfa (alpha-1 antitrypsin fusion protein)
Data from the global ElevAATe phase 2 study (clinical study identifier: NCT05856331) demonstrated superiority of efdoralprin alfa over standard-of-care therapy in achieving and maintaining normalized functional alpha-1 antitrypsin levels in adult patients with alpha-1 antitrypsin deficiency (AATD)-related emphysema. Additional long-term safety and efficacy outcomes are being evaluated in the ElevAATe OLE phase 2 study (clinical study identifier: NCT05897424). Efdoralprin alfa is a recombinant protein distinct from plasma-derived therapy, which has been the standard-of-care for nearly 40 years. It has been granted fast track designation and orphan drug designation in the US and orphan designation in the EU. A first regulatory submission in the US is expected in the second half of 2026, depending on final regulatory feedback.
Neurology
Cenrifki (tolebrutinib)
In June, the EC approved Cenrifki for the treatment of secondary progressive multiple sclerosis (SPMS) without relapses in the last two years. This approval followed the positive opinion by the EMA's CHMP and was based on the HERCULES phase 3 study (clinical study identifier: NCT04411641) in non-relapsing SPMS (nrSPMS), with supporting data from GEMINI 1 and GEMINI 2 phase 3 studies in relapsing multiple sclerosis (clinical study identifiers: NCT04410978 and NCT04410991, respectively). The HERCULES study demonstrated that Cenrifki significantly delayed the onset of disability progression in nrSPMS.
riliprubart (C1s monoclonal antibody)
In June, Sanofi announced discontinuation of the MOBILIZE phase 3 study (clinical study identifier: NCT06290128) of riliprubart in patients with chronic inflammatory demyelinating polyneuropathy (CIDP) refractory to standard-of-care treatment. This decision followed an interim analysis by an independent data monitoring committee, which determined that the MOBILIZE study was unlikely to provide sufficient efficacy. No safety signals related to riliprubart were identified as part of this interim analysis. The continuation of other ongoing studies with riliprubart, including the VITALIZE phase 3 study (clinical study identifier: NCT06290141) in IVIg-treated patients with CIDP, has been evaluated accordingly. The VITALIZE study continues as planned.
Oncology
Sarclisa (isatuximab)
The EC (in June) and the FDA (in July) approved subcutaneous (SC) Sarclisa / Sarclisa Escena (the US product name) in combination with standard-of-care regimens for the treatment of patients with multiple myeloma (MM) across all existing indications for Sarclisa intravenous (IV) formulation. Sarclisa/ Sarclisa Escena is the first anticancer therapy to be administered through an on-body injector (OBI) and the first MM treatment available by both SC OBI and manual administration in the EU and the US, thereby providing flexibility of administration at patients’ homes and in an outpatient setting. Sarclisa / Sarclisa Escena can be used in conjunction with Enable Injections’ CirCLIQ OBI, enabling it to be delivered subcutaneously with the push of a button using a shorter, thinner retractable needle. Sarclisa SC formulation in combination with approved standard-of-care regimens for the treatment of MM was also approved by the MHLW in Japan. A regulatory submission for Enable Injections’

SANOFI HALF-YEAR FINANCIAL REPORT 2026	37

Exhibit 99.2
2. Half-year management report
CirCLIQ OBI is under review in Japan. An application for Sarclisa SC administered via manual injection is currently under review in China.
Vaccines
Nuvaxovid (COVID-19)
Sanofi's protein-based non-mRNA COVID-19 vaccine Nuvaxovid (NVX-CoV2705) demonstrated statistically significant lower systemic reactogenicity (the expected side effects that might occur following vaccination) compared to mNEXSPIKE (mRNA-1283), Moderna's latest mRNA COVID-19 vaccine, across all pre-specified endpoints in the COMPARE study (clinical study identifier: NCT07051031), which enrolled 1,000 adults in the US.
Fluzone HD/Efluelda (influenza)
The FDA and EMA accepted for review the regulatory submission of Fluzone high dose (HD)/Efluelda for use in adults aged 50 years and above to prevent influenza. The regulatory submission follows positive results in the QHD00042 phase 3 study (clinical study identifier: NCT06641180) reported in October 2025.

A.3. Other significant events
A.3.1 Corporate governance
The Combined General Shareholders’ Meeting of Sanofi was held on April 29, 2026 at the Palais des Congrès in Paris, and was chaired by Frédéric Oudéa. All resolutions submitted to the vote were adopted by the shareholders. Decisions taken by the General Meeting included approving the individual company and consolidated financial statements for the year ended December 31, 2025, and distributing an ordinary annual dividend of €4.12 per share.
Board of Directors
Sanofi’s Board of Directors met on February 11, 2026, and decided not to renew Paul Hudson’s term of office as a director. Consequently, on February 18, 2026, Paul Hudson resigned from his position as a director, with immediate effect.
The Combined General Shareholders’ Meeting of Sanofi held on April 29, 2026 approved the reappointments of Jean-Paul Kress as an independent director and Christophe Babule as a director, and the appointments of Belén Garijo as a director and Christel Heydemann as an independent director. Following the expiry of Patrick Kron’s term of office at the close of the Annual General Meeting of April 29, 2026, the Board of Directors now comprises 16 members, of whom eight are women and two are directors representing employees. The Board of Directors retains a large majority of independent directors.
Following the departure of Paul Hudson and Patrick Kron from the board of directors, and on the proposal of the Appointments, Governance and CSR Committee, the Board of Directors appointed Frédéric Oudéa as Chairman of the Appointments, Governance and CSR Committee; Belén Garijo as a member of the Strategy Committee; and Christel Heydemann as a member of the Appointments, Governance and CSR Committee and the Compensation Committee.
Chief Executive Officer
The Board of Directors relieved Paul Hudson of his duties as Chief Executive Officer effective end-of-day on February 17, 2026. Olivier Charmeil (Executive Vice-President, General Medicine), served as Interim Chief Executive Officer from February 18 until April 30, 2026.
The Board meeting held on April 29, 2026 confirmed the appointment of Belén Garijo as Chief Executive Officer of Sanofi with effect from May 1, 2026.
Executive Committee
In the first half of 2026, the Executive Committee's composition changed with:
•the departure of Paul Hudson as Chief Executive Officer effective end-of-day on February 17, 2026, and the appointment of Belén Garijo to succeed him, effective May 1, 2026;
•the appointment of Manuela Buxo as Executive Vice President, Specialty Care, effective March 1, 2026. Manuela Buxo succeeded Brian Foard, who decided to leave the company as of February 28, 2026, having accepted an external leadership opportunity; and
•the departure of Natalie Bickford from her position as Executive Vice President, Chief People Officer on May 31, 2026. Véronique Jaillet is currently serving as interim Chief People Officer with effect from June 1, 2026.

On July 21, 2026 Sanofi announced an evolution of its Executive Committee, which effective September 1, 2026 will comprise:
•François Roger, Executive Vice President, Finance;

38	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
•Paulo Fontoura, Executive Vice President, Head of Research & Development;
•Manuela Buxo, Executive Vice President, Specialty Care;
•Thomas Triomphe, Executive Vice President, Vaccines;
•Thomas Grenier, Executive Vice President, General Medicines;
•Brendan O’Callaghan, Executive Vice President, Manufacturing & Supply;
•Jamie Haney, Executive Vice President, General Counsel; and
•Véronique Jaillet, Executive Vice President, Interim Chief People Officer.
A.3.2. Legal and arbitration proceedings
For a description of the most significant developments in legal and arbitration proceedings since publication of the financial statements for the year ended December 31, 2025, refer to Note B.14. to our condensed half-year consolidated financial statements.
Government Investigations and Related Litigation
In the insulin-related antitrust suit brought on behalf of direct purchasers in Massachusetts Federal Court, trial is scheduled to begin in January 2027.
In the complaint filed in 2024 by the Texas state court alleging violations of the Texas Medicaid Fraud Prevention Act (TMFPA), on February 13, 2026, the State of Texas filed its Petition in Intervention asserting a false certification theory of liability. Sanofi moved to disqualify one of relator's law firms with a hearing expected in August 2026. Discovery closes on January 15, 2027; trial is scheduled for July 19, 2027 — both dates are subject to continuance pending the court's ruling on the disqualification motion.
A.3.3. Other events
On June 4, 2026, Sanofi announced the launch of Action 2026, a global employee share ownership plan open to around 75,000 employees in 52 countries. Now in its twelfth year, the program demonstrates the ongoing commitment of Sanofi and its Board of Directors to ensuring that employees benefit from the company’s growth and success.
The shares were offered at a subscription price of €59.87, representing a 20% discount to the average of the 20 opening prices of Sanofi shares from May 6 to June 2, 2026. For every five shares subscribed, employees were entitled to receive one free share (up to a maximum of four free shares per employee). Every eligible employee was able to purchase up to 1,500 Sanofi shares, subject to the maximum legal limit set at 25% of their gross annual salary, minus any voluntary deductions already made under employee savings schemes such as the Company Savings Plan and/or Group Savings Plan and/or Group Retirement Savings Plan (PERCO) during 2026; the above limit does not apply to voluntary contributions to the “PERCOL” retirement savings plan.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	39

Exhibit 99.2
2. Half-year management report
B/ Progress on implementation of the sustainability strategy
Acoziborole positive opinion marks major step forward in sleeping sickness elimination
The CHMP granted a positive opinion on acoziborole, a single-dose oral medicine administered as three tablets, positioning it as a significant advance in supporting the WHO goal of eliminating the disease by 2030.
Sanofi’s commitment – alongside its long-term partner Drugs for Neglected Diseases initiative, the WHO, and other global health players – has resulted in a 98% reduction in sleeping sickness cases since 2001. Sanofi will donate acoziborole to the WHO through its philanthropic arm, Sanofi Foundation, ensuring patients receive the treatment at no cost.
Sanofi-supported study quantifies environmental and socio-economic factors exacerbating respiratory diseases
Sanofi’s sustainability strategy is built on the ambition to tackle the link between environmental challenges, health, and healthcare.
A study supported by Sanofi, in partnership with Regeneron, analysed health data from over 710,000 asthma and COPD patients(1) in France between 2018 and 2022, incorporating environmental and socio-economic indicators to identify risk and protective factors associated with respiratory disease exacerbation.
The study results show that the setting and living conditions directly influence the severity of respiratory diseases. Urban living increases the risk of exacerbations by 40% in people with asthma, by 53% in asthmatic children, and by 8% in people with COPD.
Conversely, certain natural environments, such as proximity to a forest or other green areas or bodies of water, reduce risk by 5% and 20%, respectively. The study also confirmed the central role of air pollution in the worsening of respiratory diseases. Other factors, such as tobacco use and extreme temperatures (increasingly frequent in the context of climate change), also increase the risk of exacerbations. Additionally, socio-economic inequalities compound environmental risks, with patients in high-poverty areas facing up to 36% higher exacerbation risk.
GHU progress on access and healthcare system strengthening
Sanofi’s Global Health Unit (GHU) aims to provide access to a broad portfolio of medicines in countries with the highest unmet medical needs. To that end, the GHU offers Impact: a not-for-profit brand of WHO-essential, standard-of-care medicines produced by Sanofi.
The Impact medicines portfolio is now available in 30 countries(2) and marks a significant step in expanding access to quality medicines in underserved regions globally. This milestone reflects the GHU's operational progress and supports the trajectory toward reaching two million patients with non-communicable diseases (NCDs) treatments by 2030.
The GHU is also strengthening healthcare systems across 40 underserved countries through strategic partnerships, reaching 6.6 million beneficiaries – of whom 6.5 million were screened for NCDs, 1.1 million diagnosed, and nearly 500,000 linked to care (medical treatment, monitoring, support services, etc.). In parallel, over 40,000 healthcare professionals and community health workers have been trained, and more than 1,000 pharmacies, distributors, and clinics supported to improve supply chain efficiency.
AccesS diabetes programme expands to South Africa and India
Sanofi's AccesS Diabetes programme addresses potential barriers to diabetes care by providing patient support initiatives, capacity and capability building, and high-quality analogue insulin through partnerships with governments and stakeholders tailored to country-specific needs.
Sanofi signed two new memoranda of understanding in South Africa and India (State of Madhya Pradesh), marking a significant expansion of its diabetes access initiatives in regions with substantial unmet medical needs. In Madhya Pradesh, the program also aims to strengthen the infrastructure for diagnosis and treatment of rare diseases.
The AccesS Diabetes program has now been rolled out in Ghana, Nigeria (States of Delta and Kano), South Africa and India (State of Madhya Pradesh).
The Democratic Republic of the Congo approves acoziborole: the first single-dose treatment for sleeping sickness
Building on the positive EMA opinion in the first quarter of 2026, the Democratic Republic of the Congo has approved acoziborole, a breakthrough single-dose oral treatment. Following successful clinical studies in the DRC and Guinea, this registration marks an important step forward in the fight against gambiense human African trypanosomiasis.
Sustainability dashboard for the second quarter of 2026
Please refer to the sustainability dashboard provided as an appendix to the Sanofi second-quarter 2026 results press release.

(1) Study conducted using data from the National Health Data System, specifically hospital data.
(2) Through registration or import licenses.

40	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
C/ Events subsequent to June 30, 2026
The main events related to research and development that occurred between the end of the reporting period and the date on which the condensed consolidated financial statements were reviewed by the Board of Directors are described in section 'A.2. Research and Development'. No other significant events occurred during this period.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	41

Exhibit 99.2
2. Half-year management report
D/ Consolidated financial statements for the first half of 2026
Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A.1. to our condensed half-year consolidated financial statements).
Consolidated income statements for the six months ended June 30, 2025 and June 30, 2026

(€ million)	June 30, 2026 (6 months)	as % of net sales	June 30, 2025 (6 months)	as % of net sales
Net sales	22,106	100.0%	19,889	100.0%
Other revenues	1,438	6.5%	1,452	7.3%
Cost of sales	(6,155)	-27.8%	(5,881)	-29.6%
Gross profit	17,389	78.7%	15,460	77.7%
Research and development expenses	(3,980)	-18.0%	(3,717)	-18.7%
Selling and general expenses	(4,792)	-21.7%	(4,506)	-22.7%
Other operating income	800		533
Other operating expenses	(3,436)		(2,476)
Amortization of intangible assets	(1,087)		(777)
Impairment of intangible assets	(1,031)		(210)
Fair value remeasurement of contingent consideration	(37)		(61)
Restructuring costs and similar items	(563)		(430)
Other gains and losses, and litigation	(95)		(57)
Operating income	3,168	14.3%	3,759	18.9%
Financial expenses	(465)		(361)
Financial income	137		184
Income before tax and investments accounted for using the equity method	2,840	12.8%	3,582	18.0%
Income tax expense	(871)		(711)
Share of profit/(loss) from investments accounted for using the equity method	2		85
Net income from continuing operations	1,971	8.9%	2,956	14.9%
Net income from discontinued operations	26	0.1%	2,881	14.5%
Net income	1,997	9.0%	5,837	29.3%
Net income attributable to non-controlling interests	40		25
Net income attributable to equity holders of Sanofi	1,957	8.9%	5,812	29.2%
Average number of shares outstanding (million)	1,200.4		1,225.5
Average number of shares after dilution (million)	1,205.5		1,230.7
•Basic earnings per share from continuing operations (€)	1.61		2.40
•Basic earnings per share from discontinued operations (€)	0.02		2.34
Basic earnings per share (in euros)	1.63		4.74
•Diluted earnings per share from continuing operations (€)	1.60		2.39
•Diluted earnings per share from discontinued operations (€)	0.02		2.33
Diluted earnings per share (in euros)	1.62		4.72

42	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
D.1. Segment information
D.1.1. Operating segments
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The performance of the single operating segment is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.21. to our condensed half-year consolidated financial statements.
The segment information presented by Sanofi consists of a single operating segment: Biopharma.
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines, and Vaccines franchises, plus support and corporate functions, for all geographical territories. It also includes revenues generated from the manufacture of Consumer Healthcare products invoiced to Opella Healthcare SAS (Opella), which constitutes a related party with effect from April 30, 2025, the deconsolidation date, corresponding to the closing of Sanofi's sale of a controlling stake of approximately 50% in Opella to Clayton, Dubilier & Rice (CD&R). Those revenues, which before the deconsolidation date represented intragroup transactions classified within continuing operations, are presented within Other revenues in the income statement. The Biopharma operating segment also includes the purchase price of Biopharma products manufactured by Opella.
The “Other” category comprises primarily, but not exclusively, Consumer Healthcare activities not transferred on the effective date of loss of control of Opella. These are primarily (i) hospital sales of Opella products in China, the transfer of which will be finalized no earlier than 2028; (ii) sales made by the dedicated entity Opella Russie, of which Sanofi continues to hold the capital (Sanofi is continuing to distribute Opella products in Russian territory under a distribution agreement signed in connection with the separation, the parties reserving the right to discuss the transfer of that entity during the term of the distribution agreement); and (iii) sales of the Gold Bond product range, which are continuing in the United States through the retained subsidiary Gold Bond LLC (holder of the associated worldwide property rights).
D.1.2. Business operating income
We report segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of the operating segment and to allocate resources. For a definition of “Business operating income” refer to Note B.21.1. to our condensed half-year consolidated financial statements.
“Business operating income” is a non-IFRS financial measure and is reconciled with IFRS Operating income. In the first half of 2026, Operating income amounted to €3,168 million, versus €3,759 million in the first half of 2025, and our “Business operating income” amounted to €6,258 million, versus €5,363 million in the first half of 2025. The reconciliation between these two measures is presented in the table below.
Because our “Business operating income” is not a standardized measure, it may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Although management uses this non-IFRS measure to set goals and measure performance, it has no standardized meaning prescribed by IFRS. This non-IFRS measure is presented solely to permit investors to more fully understand how Sanofi’s management assesses underlying performance. This non-IFRS measure is not, and should not be viewed as, a substitute for IFRS measures, and should be viewed in conjunction with IFRS measures of our performance and financial position. Consequently, there may be limitations on the usefulness of this measure to investors.

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Operating income	3,168	3,759
Other gains and losses, and litigation (a)	(95)	(57)
Restructuring costs and similar items (b)	(563)	(430)
Expenses resulting from acquisition-related impacts on inventories (c)	(210)	0
Fair value remeasurement of contingent consideration	(37)	(61)
Impairment of intangible assets (d)	(1,031)	(210)
Amortization of intangible assets	(1,087)	(777)
Net income attributable to non-controlling interests (e)	7	8
Share of profit/(loss) from investments accounted for using the equity method (f)	(74)	(77)
Business operating income	6,258	5,363
(a) See Note B.17. (“Other gains and losses, and litigation”) to the condensed half-year consolidated financial statements.
(b) See Note B.16. (“Restructuring costs and similar items”) to the condensed half-year consolidated financial statements.
(c) This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date, which in the first half of 2026 relate to the Blueprint Medicines and Dynavax acquisitions.
(d) The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of €1,031 million in the first half of 2026 mainly comprising a €952 million impairment loss taken against the amlitelimab asset. For the six months ended June 30, 2025, this line mainly comprises impairment losses of €210 million linked to research and development projects.
(e) Excluding restructuring costs and other adjusted items attributable to non-controlling interests.
(f) Primarily joint ventures.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	43

Exhibit 99.2
2. Half-year management report
D.2. Business net income (non-IFRS financial measure)
Sanofi also presents “Business net income”, a non-IFRS financial measure which is not defined by accounting standards and is not included in the primary financial statements.
The IFRS measure most directly comparable to “Business net income” is Net income attributable to equity holders of Sanofi, which amounted to €1,957 million in the first half of 2026, versus €5,812 million in the first half of 2025, representing a decrease of 66.3%. “Business net income” amounted to €4,765 million in the first half of 2026, versus €4,152 million in the first half of 2025, representing an increase of 14.8%. “Business net income” in the first half of 2026 represents 21.6% of our net sales, compared with 20.9% of our net sales in the first half of 2025.
We also report “Business earnings per share” (business EPS), a non-IFRS financial measure which we define as business net income divided by the weighted average number of shares outstanding. Business EPS was €3.97 for the first half of 2026 (up 17.1%) compared with the 2025 first-half figure of €3.39, based on an average number of shares outstanding of €1,200 million for the first half of 2026 and €1,225 million for the first half of 2025.
We define “Business net income” as Net income attributable to equity holders of Sanofi determined under IFRS, excluding the following items:
•net income from discontinued operations, including Opella;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
•fair value remeasurements of contingent consideration relating to business combinations (IFRS 3), or to divestments of operations meeting the definition of a business;
•expenses arising from the remeasurement of inventories following business combinations (IFRS 3) or acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2b of IFRS 3;
•restructuring costs and similar items (presented within the line item Restructuring costs and similar items);
•other gains and losses (including gains and losses on major divestments), presented within the line item Other gains and losses, and litigation;
•other costs and provisions related to litigation (presented within the line item Other gains and losses, and litigation);
•(income)/expenses related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9 (Financial Instruments);
•the share of profits/losses from investments accounted for using the equity method, except to the extent that this relates (i) to joint ventures or (ii) to associates with which Sanofi has entered into R&D agreements and/or whose operations are managed as an integral part of Sanofi’s business activities; and
•the portion attributable to non-controlling interests of the items listed above.
The table below reconciles Net income attributable to equity holders of Sanofi to our “Business net income” :

44	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net income attributable to equity holders of Sanofi (IFRS)	1,957	5,812
Net (income)/loss from the discontinued Opella business (a)	(26)	(2,881)
Amortization of intangible assets	1,087	777
Impairment of intangible assets(b)	1,031	210
Fair value remeasurement of contingent consideration	70	68
Expenses arising from the impact of acquisitions on inventories	210	—
Restructuring costs and similar items	563	430
Other gains and losses, and litigation(c)	95	57
Financial (income)/expenses relating to financial liabilities accounted for at amortized cost and subject to periodic remeasurement(d)	146	50
Tax effects of the items listed above:	(423)	(384)
•amortization and impairment of intangible assets	(198)	(173)
•fair value remeasurement of contingent consideration	(6)	(14)
•expenses arising from the impact of acquisitions on inventories	(47)	—
•tax effects of restructuring costs and similar items	(89)	(113)
•other items	(83)	(84)
Other tax effects	(17)	11
Other items (e)	72	2
Business net income (non-IFRS)	4,765	4,152
Average number of shares outstanding (million)	1,200.4	1,225.5
Basic earnings per share (IFRS) (in euros)	1.63	4.74
Reconciling items per share (in euros) (f)	2.34	(1.35)
Business earnings per share (non-IFRS) (in euros)	3.97	3.39
(a) In 2026, this line mainly comprises the impact of the finalization of the Opella completion accounts as of April 30, 2025. In 2025, this line item includes €2,693 million related to the net gain resulting from the sale of Opella at the date of loss of control (see Note B.1. to the 2025 consolidated financial statements as presented in Sanofi’s 2025 Half year report).
(b) The monitoring of impairment indicators for other intangible assets led to the recognition of impairment losses of €1,031 million in the first half of 2026 mainly comprising a €952 million impairment loss taken against the amlitelimab asset..For the six months ended June 30, 2025, this line mainly comprises impairment losses of €210 million linked to research and development projects.
(c) For the first half of 2026, Other gains and losses, and litigation represents a charge of €95 million mainly related to major litigation, compared with a charge of €57 million in the first half of 2025.
(d) This line item represents the financial expense arising from remeasurement of the liability recognized in the balance sheet for estimated future royalties payable on Beyfortus sales in the United States.
(e) Other items include Sanofi’s share of losses from the associates EUROAPI and OPAL JV Co (Opella).
(f) Represents the reconciliation between basic earnings per share (IFRS) and business earnings per share (non-IFRS): total reconciling items divided by the weighted average number of shares outstanding.
The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions of groups of assets and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature); (ii) the impacts of restructuring actions or transactions regarded as non-recurring, where the amounts involved are particularly significant; (iii) the remeasurements recognized through profit or loss in respect of (a) amounts receivable in respect of business divestments and accounted for at fair value, (b) liabilities arising from business combinations (IFRS 3) and accounted for at fair value, (c) liabilities accounted for at amortized cost and subject to periodic remeasurement under IFRS 9; and (iv) the net income from discontinued operations, including Opella. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
We believe that eliminating charges related to purchase accounting effects (particularly amortization and impairment of some intangible assets) enhances comparability of our ongoing operating performance relative to our peers. Those intangible assets (principally rights relating to research and development, technology platforms and commercialization of products) are accounted for in accordance with IAS 38 (Intangible Assets) and IFRS 3 (Business Combinations).
We also believe that eliminating the other effects of business combinations (such as the incremental cost of sales arising from the workdown of acquired inventories remeasured at fair value in business combinations) gives a better understanding of our recurring operating performance.
Eliminating restructuring costs and similar items enhances comparability with our peers because those costs are incurred in connection with reorganization and transformation Company’s programs, integration or separation as part of material deals.
We believe that eliminating the effects of transactions that we regard as non-recurring and that involve particularly significant amounts (such as major gains and losses on disposals, and costs and provisions associated with major litigation and other major non-recurring items) improves comparability from one period to the next.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	45

Exhibit 99.2
2. Half-year management report
Finally, remeasurements recognized in profit or loss during the period in respect of (i) assets or liabilities accounted for at fair value and recognized in the balance sheet in connection with business acquisitions or divestments or (ii) liabilities accounted for at amortized cost and subject to periodic remeasurement, generally determined on the basis of revised sales forecasts, are not reflective of our operating performance.
In addition, “Business net income” excludes net income from the Opella discontinued operation, the results of which have been presented separately in the consolidated income statement since October 2024. Under IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), a discontinued operation is defined as a component of an entity that has been disposed of or is classified as held for sale, and represents a separate major line of business.
With effect from October 2024, “Business net income” from continuing operations is used by management to measure Sanofi’s financial performance on an ongoing basis. We believe that providing a performance measure aligned with our management approach is useful for investors and analysts.
We remind investors, however, that “Business net income” should not be considered in isolation from, or as a substitute for, Net income attributable to equity holders of Sanofi reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, carefully and in their entirety.
We compensate for the material limitations described above by using “Business net income” only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in “Business net income.”
Because our “Business net income” and “Business EPS” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.
D.3. Net sales
Net sales for the first half of 2026 amounted to €22,106 million, 11.1% higher at published exchange rates than in the first half of 2025. Exchange rate fluctuations had a negative effect of 4.6 percentage points overall, due mainly to adverse trends in the euro exchange rate against the US dollar. At constant exchange rates (CER, see definition below), net sales rose by 15.7%, driven mainly by strong performances for Dupixent, Ayvakit and ALTUVIIIO. Divestments and medicines/portfolio streamlining had a negative impact of 0.4 percentage points on sales growth.
Reconciliation of net sales (IFRS) to net sales at constant exchange rates (non-IFRS)

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)	Change
Net sales	22,106	19,889	+11.1%
Effect of exchange rates	(905)
Net sales at constant exchange rates	23,011	19,889	+15.7%
When we refer to changes in our net sales at constant exchange rates (CER), that means we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period, with the exception of countries treated as hyperinflationary economies under IAS 29 (i.e. Argentina and Turkey, see Note A.4 to our condensed half-year consolidated financial statements).
D.3.1. Net sales by segment
Our net sales comprise the net sales generated by our Biopharma segment.

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)	Change on a reported basis	Change at constant exchange rates
Biopharma segment	22,106	19,889	+11.1%	+15.7%
Total net sales	22,106	19,889	+11.1%	+15.7%

46	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
D.3.2. Net sales by medicine, vaccine and geography
Net sales by main product and geographical region break down as follows:

(€ million)	Total sales	Change (reported)	Change (CER)	United States	Change (CER)	Europe	Change (CER)	Rest of the world	Change (CER)
Immunology
Dupixent	9,324	+27.5%	+34.4%	6,922	+39.5%	1,146	+20.9%	1,256	+20.8%
Kevzara	301	+22.9%	+28.6%	207	+45.7%	73	+10.8%	21	-20.7%
Rare diseases
ALTUVIIIO (*)	674	+24.4%	+32.3%	576	+34.4%	—	—%	98	+20.9%
Fabrazyme	523	-0.4%	+4.0%	256	+4.6%	138	+2.2%	129	+4.6%
Nexviazyme/Nexviadyme (*)	426	+10.1%	+14.5%	211	+15.4%	152	+15.2%	63	+10.0%
Ayvakit (*)	367	—%	—%	322	—%	44	—%	1	—%
Cerezyme	352	-3.0%	-1.7%	86	+1.1%	126	+5.0%	140	-8.5%
Alprolix	282	-7.5%	-1.6%	215	-4.2%	—	—%	67	+7.7%
Myozyme	220	-20.0%	-18.2%	77	-9.9%	62	-36.1%	81	-6.9%
Cerdelga	183	+10.2%	+14.5%	101	+21.3%	74	+7.4%	8	—%
Cablivi (*)	153	+12.5%	+16.2%	87	+29.6%	58	+5.5%	8	-20.0%
Aldurazyme	147	-9.8%	-7.4%	36	+8.3%	44	+2.3%	67	-19.0%
Eloctate	142	+5.2%	+12.6%	77	-14.4%	—	—%	65	+81.6%
Xenpozyme (*)	127	+15.5%	+18.2%	47	+6.4%	44	—%	36	+89.5%
Wayrilz (*)	27	—%	—%	27	—%	—	—%	—	—%
Qfitlia (*)	12	+1100.0%	+1200.0%	12	+1200.0%	—	—%	—	—%
Myqorzo (*)	3	—%	—%	—	—%	—	—%	3	—%
Oncology
Sarclisa (*)	354	+28.3%	+33.0%	132	+17.6%	108	+30.1%	114	+60.8%
Jevtana	136	-3.5%	+4.3%	94	-6.5%	1	-50.0%	41	+45.2%
Other medicines
Lantus	813	-7.2%	-3.8%	344	-6.6%	146	-2.7%	323	-0.9%
Toujeo	729	+5.3%	+7.5%	134	+14.3%	259	+3.6%	336	+7.9%
Plavix	440	-7.0%	-4.4%	2	—%	40	-9.1%	398	-4.0%
Lovenox	364	-18.6%	-19.2%	5	-44.4%	202	-19.4%	157	-17.8%
Praluent	317	+18.7%	+18.4%	—	—%	265	+25.8%	52	-8.6%
Rezurock (*)	296	+12.5%	+18.3%	218	+5.5%	36	+60.9%	42	+110.0%
Thymoglobulin	257	+3.6%	+8.5%	157	+7.8%	20	-4.8%	80	+13.7%
Aprovel	218	+2.8%	+4.2%	1	-66.7%	33	-5.7%	184	+7.5%
Soliqua/iGlarLixi	165	+21.3%	+24.3%	53	+27.3%	24	-3.8%	88	+33.3%
Multaq	151	-5.6%	+0.6%	137	+1.4%	5	—%	9	-10.0%
Apidra	140	—%	+1.4%	2	-60.0%	51	-3.8%	87	+8.4%
Synvisc	93	-18.4%	-16.7%	59	-7.4%	9	—%	25	-37.8%
Tzield (*)	37	+27.6%	+34.5%	32	+25.9%	4	+300.0%	1	—%
Other	1,700	-13.2%	-11.8%	162	-29.4%	514	-13.5%	1,024	-7.3%
Industrial sales	190	-24.3%	-21.9%	7	+700.0%	181	-22.4%	2	-88.9%
Vaccines
Polio/pertussis/Hib primary vaccines and boosters, incl. Heplisav-B (*)	1,364	+0.2%	+2.8%	487	+61.3%	206	-7.6%	671	-17.2%
Meningitis, travel, and endemic vaccines	565	-7.2%	-3.9%	268	-11.0%	118	+22.9%	179	-5.7%
RSV vaccines (Beyfortus) (*)	392	+10.1%	+13.2%	65	+2.9%	87	+2.4%	240	+21.2%
Influenza, COVID-19 vaccines (*)	121	-43.5%	-42.1%	16	-64.8%	33	-34.6%	72	-34.3%
Biopharma	22,106	+11.1%	+15.7%	11,633	+29.9%	4,304	+3.6%	6,169	+1.9%
Of which launches (*)	3,047	45.1%	51.8%	1,891	+66.9%	546	+29.6%	610	+33.2%

SANOFI HALF-YEAR FINANCIAL REPORT 2026	47

Exhibit 99.2
2. Half-year management report
D.3.3. Biopharma segment
In the first half of 2026, revenue from the Biopharma business (see “Chapter D.1. Segment Information” for detailed segment information) was €22,106 million, up 11.1% on a reported basis and 15.7% at constant exchange rates (CER), driven by Dupixent and new launches.
Comments on the performances of our major Biopharma segment products are provided below.
Immunology
Dupixent (atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRcNP), eosinophilic esophagitis, nodular prurigo (NP), chronic spontaneous urticaria (CSU), chronic obstructive pulmonary disease (COPD), bullous pemphigoid and allergic fungal rhinosinusitis (AFRS)) generated net sales of €9,324 million in the first half of 2026, up 27.5% on a reported basis and 34.4% CER. This growth was driven by strong volume increases across all approved indications, with Dupixent maintaining a leading market position in all its therapeutic indications. In the United States, sales of Dupixent reached €6,922 million in the first half of 2026, up 39.5% CER, driven primarily by strong demand as well as operational improvements and a favorable change in estimated gross-to-net deductions. In Europe, the product’s net sales for the first half of 2026 totaled €1,146 million, up 20.9% CER, reflecting continued momentum in all approved indications and consistent performances in the larger markets, including Germany. In the Rest of the World region, Dupixent posted net sales of €1,256 million (+20.8% CER), mainly supported by Brazil and Canada.
Sales of Kevzara (rheumatoid arthritis, other rheumatological indications) amounted to €301 million, representing an increase of 28.6% CER. The majority of sales (€207 million) was generated in the United States (+45.7% CER), mainly due to increased use in the treatment of polymyalgia rheumatica, an indication approved in 2024.
Rare diseases
ALTUVIIIO (hemophilia A) generated sales of €674 million in the first half of 2026, with 85.5% of those sales coming from the United States. This performance reflects the transition of patients away from conventional short-acting factor replacement therapies, and to a lesser extent from other non-factor medicines. Sales in the Rest of the World region totaled €98 million, benefiting from launches in Japan and Taiwan. Sales of the factor replacement drug franchise for the treatment of hemophilia A (ALTUVIIIO and Eloctate combined) reached €816 million (+28.4% CER compared with the first half of 2025), driven primarily by the sustained commercial performance of ALTUVIIIO and geographical launches. Eloctate generated €142 million in revenue in the first half of 2026, up 12.6% CER, reflecting the transition of patients to ALTUVIIIO.
Sales of the Fabry disease treatment Fabrazyme reached €523 million in the first half of 2026 (+4.0% CER), mainly from increased patient use and price increases in the United States.
Nexviazyme/Nexviadyme (Pompe disease) generated revenue of €426 million, up 14.5% CER, driven by 15.2% CER growth in Europe, where the transition of patients from Myozyme/Lumizyme continues. In the United States, growth reached 15.4% CER, with most patients having already made this transition. Sales of the Pompe disease franchise (Nexviazyme/Nexviadyme and Myozyme/Lumizyme) totaled €646 million, up 0.9% CER, with Nexviazyme/Nexviadyme now representing 65.9% of the franchise's revenue.
Sales of Ayvakit (systemic mastocytosis) totaled €367 million. These sales were mainly distributed across the United States (€322 million) and Europe (€44 million), with continued growth in the number of patients treated and their duration of treatment. The integration of Blueprint into Sanofi resulted in increased rebates granted to public authorities in the United States, negatively impacting sales. Without these increased rebates in the United States, revenue growth would have been approximately nine percentage points higher. Royalties on sales by CStone Pharmaceuticals in China are recorded in Other revenues.
Sales of Cerezyme decreased by 1.7% CER to €352 million. Growth in Europe (+5.0% CER) and the United States (+1.1% CER) was offset by lower sales in the Rest of the World region (-8.5% CER). Sales for the Gaucher disease franchise (Cerezyme and Cerdelga combined) amounted to €535 million.
In the first half of 2026, sales of Alprolix amounted to €282 million, down 1.6% CER, driven by a decline in the United States (-4.2%) offset by higher sales in the Rest of the World region (which includes sales of supplies to Sanofi’s collaboration partner Sobi).
Sales of Myozyme/Lumizyme decreased by 18.2% CER in the first half of 2026 to €220 million, due to the ongoing shift to Nexviazyme/Nexviadyme as mentioned above.
Sales of Cablivi (acquired thrombotic thrombocytopenic purpura) reached €153 million (+16.2% CER) in the first half of the year, driven by an increase in the number of patients treated in the United States (where sales rose by 29.6% CER) and Europe (+5.5 % CER). In the Rest of the World region, sales totaled €8 million (-20.0% CER).
Sales of Xenpozyme (acid sphingomyelinase deficiency) increased to €127 million in the first half, up 18.2% CER, mainly driven by the Rest of the World region (+89.5% CER).
Sales of Wayrilz (immune thrombocytopenia) amounted to €27 million, exclusively in the United States, following the marketing approval obtained in August 2025.
Sales of Qfitlia (hemophilia A and B) reached €12 million, exclusively in the United States, the treatment having been approved in March 2025.

48	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
Sales of Myqorzo (hypertrophic obstructive cardiomyopathy) amounted to €3 million, entirely in China, following the marketing authorization obtained in January 2026.
rovadicitinib (myelofibrosis, no brand name in English) launched in China during the second quarter with sales anticipated to be reported from Q3 2026 results.
Other main medicines
Lantus sales were €813 million (-3.8% CER) in the first half of 2026. In the United States, sales were down 6.6% CER. Revenue declined by 2.7 % CER in Europe, and by 0.9 % CER in the Rest of the World region owing to the strategy of switching to Toujeo.
Toujeo sales rose by 7.5% CER to €729 million, driven by the United States (+14.3%) and Europe (+3.6%). Toujeo continues to benefit from strong volume growth and increasing market share worldwide.
Plavix sales were down 4.4% CER at €440 million, reflecting a decline in the Rest of the World region, which represents the bulk of sales (€398 million, -4.0 % CER).
Lovenox sales decreased by 19.2% CER to €364 million, reflecting the sustained impact of biosimilars.
Sales of Sarclisa (multiple myeloma) increased to €354 million (+33.0% CER), supported by strong growth in Europe (+30.1% CER), largely fuelled by expanded use among newly diagnosed patients, and in the Rest of the World region (+60.8% CER), which benefited from reimbursement and favorable commercial contracts.
In the first half of 2026, Praluent sales increased by 18.4% CER to €317 million, reflecting higher sales in Europe (+25.8% CER), partially offset by a decline in the Rest of the World region (-8.6% CER).
Rezurock (chronic graft-versus-host disease, third-line) sales increased to €296 million in the first half of the year, up 18.3% CER. This growth was driven by a strong performance in the Rest of the World region (+110.0% CER, primarily in China), while the United States recorded growth of 5.5% CER and Europe 60.9% CER, benefitting from the conditional marketing authorization granted by the European Commission on March 31, 2026.
Thymoglobulin sales rose by 8.5% CER to €257 million, primarily due to higher sales in the Rest of the World region, mainly in China.
Aprovel sales were relatively stable at €218 million (+4.2% CER), mainly generated in the Rest of the World region (€184 million, +7.5% CER).
Sales of Tzield/Teizeild (type 1 diabetes) reached €37 million (+34.5% CER), of which €32 million were generated in the United States (up 25.9% CER). Launches have begun in Europe (€4 million) and the Rest of the World region (€1 million). Over 1,000 patients have now received treatment with Tzield/Teizeild.
Vaccines
In the first half of 2026, Vaccines sales were down 3.8% on a reported basis and down 1.1% CER at €2,443 million, due mainly to lower sales of influenza and meningitis, travel, and endemic vaccines.
Sales of Polio/pertussis/Hib primary vaccines and boosters, including Heplisav-B rose by 2.8% CER to €1,364 million. Sales in the United States (€487 million, +61.3% CER) increased thanks to the inclusion of newly acquired Heplisav-B to the portfolio. In the Rest of the World region (€671 million), sales were down 17.2% CER, impacted by a decline in childbirths (mostly in China).
Meningitis, Travel and Endemics Vaccines sales decreased by 3.9% CER to €565 million, with a decline in sales in the United States (€268 million, -11.0% CER) partially offset by the performance achieved in Europe (€118 million, +22.9% CER).
Beyfortus sales reached €392 million, up 13.2% CER. The moderate increase in US sales (+2.9% CER) was due to a high comparative base resulting from increased inventory levels in the first half of 2025, as well as competitive pressure. Sales in Europe (+2.4% CER ) and the Rest of the World region (+21.2% CER) benefited from ongoing geographical expansion of infant protection, with Beyfortus now protecting infants in more than 45 countries.
Sales of Influenza and COVID-19 Vaccines reached €121 million, down 42.1% CER, mainly due to one-offs from late-season immunizations in the US and Europe and lower sales in the Southern Hemisphere, with sales in the Rest of the World region down 34.3% CER at €72 million.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	49

Exhibit 99.2
2. Half-year management report
D.3.4. Net sales by geographical region

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	11,633	9,535	+22.0%	+29.9%
Europe	4,304	4,144	+3.9%	+3.6%
Rest of the World	6,169	6,210	-0.7%	+1.9%
of which China	1,325	1,388	-4.5%	-3.5%
Total net sales	22,106	19,889	+11.1%	+15.7%
In the first half of 2026, net sales in the United States reached €11,633 million, up 22.0% on a reported basis and 29.9% at constant exchange rates, driven by strong growth for Dupixent and pharma launches. Vaccines sales also posted a substantial increase, of 16.8% CER, driven by strong growth in Polio/pertussis/Hib primary vaccines and boosters, including Heplisav-B.
In Europe, 2026 first-half net sales rose by 3.9% on a reported basis and 3.6% at constant exchange rates, to €4,304 million. Growth was driven by Dupixent and launches, partially offset by lower sales of other main medicines.
In the Rest of the World region, first-half net sales were down 0.7% on a reported basis but up 1.9% at constant exchange rates at €6,169 million. Sales were boosted by Dupixent, which returned to growth after a price adjustment in 2025, and by the three drugs launched in China (Rezurock, Sarclisa, and Myqorzo). This was more than offset by declining sales of established drugs (particularly Plavix) and a marked drop in sales of PPH vaccines due to the decrease in the birth rate in China.
D.4. Other income statement items
D.4.1. Other revenues
Other revenues decreased by 1.0% to €1,438 million in the first half of 2026 (versus €1,452 million in the first half of 2025).
The Other revenues line item includes VaxServe sales of non-Sanofi vaccines, amounting to €746 million (versus €842 million in 2025). In addition, other revenues included manufacturing and other services (€271 million); sales of Opella consumer health products in certain markets (€270 million); royalties (€91 million), and sales of supplies to Opella, etc. (€60 million).
D.4.2. Gross profit
Gross profit for the first half of 2026 was €17,389 million, versus €15,460 million for the first half of 2025, a rise of 12.5%. This increase includes a €210 million amortization charge arising from the remeasurement of inventories relating to the Blueprint and Dynavax acquisitions and reported within Cost of sales. This was partially offset by reversals of past provisions for pre-launch inventories amounting to over €200 million, following regulatory approval of Sarclisa SC.
Gross margin (the ratio of gross profit to net sales) also increased, reaching 78.7% in the first half of 2026 (versus 77.7% in the first half of 2025).
In the first half of 2026, the business gross profit was €17,599 million and increased by 13.8% from €15,460 million in the first half of 2025. Business gross profit is a non-IFRS indicator that fully excludes from gross profit under IFRS the effect of the release of the fair value step-up to inventory that is recognised upon acquisition, amounting to €210 million for the first half of 2026 and nil for the first half of 2025 (please refer to D.2. reconciling Net income attributable to equity holders of Sanofi to “Business net income”).
D.4.3. Research and development expenses
Research and development expenses (R&D expenses) in the first half of 2026 totaled €3,980 million, versus €3,717 million in the first half of 2025, a year-on-year increase of 7.1%. The increase includes more than €200 million of wind-down costs from decisions made on the pipeline.
R&D expenses represented 18.0% of net sales, compared with 18.7% in the first half of 2025.
D.4.4. Selling and general expenses
Selling and general expenses amounted to €4,792 million in the first half of 2026 (21.7% of net sales), versus €4,506 million in the first half of 2025 (22.7% of net sales). The year-on-year increase of 6.3% was elevated by the consolidation of recent acquisitions: Blueprint (July 2025) and Dynavax (February 2026).
The ratio of selling and general expenses to net sales was 1.0 percentage point lower than in the first half of 2025.

50	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
D.4.5. Other operating income and expenses
Other operating income amounted to €800 million in the first half of 2026 (versus €533 million in the first half of 2025), and Other operating expenses to €3,436 million (versus €2,476 million in the first half of 2025). Overall, Other operating income and expenses represented a net expense of €2,636 million in the first half of 2026, compared with a net expense of €1,943 million in the first half of 2025, as shown in the table below.

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)

Net gains / (losses) on disposals of operating assets or businesses	241	344
Amvuttra licensing income	398	120
Other	161	69
Total other operating income	800	533

Regeneron alliance:
(i) (Profit)/loss sharing	(3,486)	(2,475)
(ii) Additional profit share for development cost from Regeneron	594	494
(iii) Selling expense reimbursements to Regeneron	(336)	(346)
Other	(208)	(149)
Total other operating expenses	(3,436)	(2,476)
D.4.6. Amortization of intangible assets
Amortization charged against intangible assets in the first half of 2026 amounted to €1,087 million, versus €777 million in the first half of 2025. The increase is mainly related to amortization of intangible assets recognized in the first half of 2026 following the Blueprint and Dynavax acquisitions.
D.4.7. Impairment of intangible assets
The monitoring of impairment indicators for other intangible assets (excluding software) led to the recognition of impairment losses of €1,031 million in the first half of 2026, mainly comprising a €952 million impairment loss taken against the amlitelimab asset, corresponding to the entire carrying amount of this intangible asset.
D.4.8. Fair value remeasurement of contingent consideration
Fair value remeasurements of contingent consideration assets and liabilities relating to business combinations (recognized in accordance with IFRS 3) represented a net expense of €37 million in the first half of 2026, versus a net expense of €61 million in the first half of 2025.
D.4.9. Restructuring costs and similar items
Restructuring costs and similar items amounted to a charge of €563 million in the first half of 2026, compared with a charge of €430 million in the first half of 2025. The charge recognized in the first half 2026 mainly includes €284 million of employee-related expenses (compared with an expense of €201 million for the first half of 2025) and €179 million of charges, gains or losses on assets (compared with an expense of €109 million for the first half of 2025).
D.4.10. Other gains and losses, and litigation
For the first half of 2026, Other gains and losses, and litigation represents a charge of €95 million mainly related to major litigation, compared with a charge of €57 million in the first half of 2025.
D.4.11. Operating income
Operating income amounted to €3,168 million in the first half of 2026, versus €3,759 million in the first half of 2025. The year-on-year change was mainly due to the increase in Other operating expenses.
D.4.12. Financial income and expenses
Net financial expenses were €328 million in the first half of 2026, €151 million higher than the 2025 first-half figure of €177 million. The 2026 first-half figure includes a financial expense of €146 million (€50 million for the first half of 2025) arising from the remeasurement of the liability recorded in the balance sheet for estimated future royalties on Beyfortus sales in the United States.
Our cost of net debt (see the definition in Section D.7., “Consolidated balance sheet” below) was €135 million in the first half of 2026, compared with €57 million in the first half of 2025.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	51

Exhibit 99.2
2. Half-year management report
D.4.13. Income before tax and investments accounted for using the equity method
Income before tax and investments accounted for using the equity method for the first half of 2026 was €2,840 million, versus €3,582 million for the first half of 2025.
D.4.14. Income tax expense
Income tax expense totaled €871 million in the first half of 2026, versus €711 million in the first half of 2025, giving an effective tax rate (based on consolidated net income) of 30.6%, versus 19.8% in the first half of 2025. The increase in the effective tax rate was mainly due to the non-deductibility of current year impairment losses taken against the amlitelimab intangible asset.
The effective tax rate on our “Business net income”(1) is a non-IFRS financial measure. It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a means of analyzing the effective tax cost of our current business activities. It should not be seen as a substitute for the effective tax rate based on consolidated net income.
When calculated on business net income, our effective tax rate was 21.8% in the first half of 2026, compared with 21.0% in the first half of 2025 and 19.9% for 2025 as a whole. The main factors include (i) movements in deferred tax assets related to the amlitelimab intangible asset and (ii) the year-on-year change arising from the full effects of the 2026 portion of the temporary exceptional surcharge in France based on 2025 taxable profits.
D.4.15. Share of profit/(loss) from investments accounted for using the equity method
Share of profit/(loss) from investments accounted for using the equity method showed net income of €2 million for the first half of 2026 (including a net loss of €39 million for Sanofi’s share of losses from the associate OPAL JV Co), versus net income of €85 million for the first half of 2025 (including net income of €11 million for Sanofi’s share of profits from the associate OPAL JV Co for the period from May 1, 2025 through June 30, 2025).
D.4.16. Net income from continuing operations
Net income from continuing operations amounted to €1,971 million in the first half of 2026, compared with €2,956 million in the first half of 2025.
D.4.17. Net income from discontinued operations
In the first half of 2026, Net income from discontinued operations amounted to €26 million, mainly comprising the impact of the finalization of the Opella completion accounts, versus €2,881 million in the first half of 2025. The 2025 first-half figure included (i) the net income of Opella until the date of loss of control and (ii) a net gain of €2,693 million resulting from the divestment of Opella as of the date of loss of control.
D.4.18. Net income
Net income amounted to €1,997 million in the first half of 2026, versus €5,837 million in the first half of 2025; the 2025 first-half figure included the €2,693 million gain on the divestment of Opella.
D.4.19. Net income attributable to non-controlling interests
Net income attributable to non-controlling interests for the first half of 2026 was €40 million, against €25 million for the first half of 2025.
D.4.20. Net income attributable to equity holders of Sanofi
Net income attributable to equity holders of Sanofi amounted to €1,957 million in the first half of 2026, versus €5,812 million in the first half of 2025.
Basic earnings per share (EPS) was €1.63, compared with €4.74 for the first half of 2025, based on an average number of shares outstanding of 1,200.4 million for the first half of 2026 and 1,225.5 million for the first half of 2025. Diluted earnings per share was €1.62, versus €4.72 for the first half of 2025, based on an average number of shares after dilution of 1,205.5 million for the first half of 2026 and 1,230.7 million for the first half of 2025.

D.5. Segment results
For the Biopharma segment, business operating income (see definition and details in note B.21.1 to the condensed half-year consolidated financial statements) amounted to €6,258 million in the first half of 2026, compared with €5,363 million in the first half of 2025, an increase of 16.7%. It represents 28.3% of sales, compared with 27.0% in the first half of 2025.
(1) See definition in section D.2., “Business net income”.

52	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
D.6. Consolidated statements of cash flows
Summarized consolidated statements of cash flows:

(€ million) (a)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net cash provided by/(used in) continuing operating activities	4,643	3,367
Net cash provided by/(used in) operating activities of the discontinued Opella business	—	188
Net cash provided by/(used in) operating activities	4,643	3,555
Net cash provided by/(used in) continuing investing activities	(2,423)	(1,979)
Net cash provided by/(used in) investing activities of the discontinued Opella business	—	(36)
Net cash inflow/(outflow) from the Opella transaction (b)	(220)	10,742
Net cash provided by/(used in) investing activities	(2,643)	8,727
Net cash provided by/(used in) continuing financing activities	(3,332)	(4,441)
Net cash provided by/(used in) financing activities of the discontinued Opella business	—	(48)
Net cash provided by/(used in) financing activities	(3,332)	(4,489)
Impact of exchange rates on cash and cash equivalents	19	(42)
Cash and cash equivalents reclassified as “Assets held for sale” as of December 31, 2024	—	167
Net change in cash and cash equivalents	(1,313)	7,918
Cash and cash equivalents, beginning of period (c)	7,663	7,441
Cash and cash equivalents, end of period	6,350	15,359
(a) Opella's cash flows are presented separately in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations).
(b) For the six months ended June 30, 2025, this amount includes €(667) million in respect of cash and cash equivalents held by Opella as of April 30, 2025.
(c) Includes the impact of the IFRS 9 amendment relating to the classification of financial instruments applicable from January 1, 2026.

Net cash provided by/(used in) continuing operating activities represented a net cash inflow of €4,643 million in the first half of 2026, against €3,367 million in the first half of 2025. This increase was mainly driven by a higher level of operating cash flow before changes in working capital (€5,233 million in the first half of 2026 versus €3,980 million in the first half of 2025).
Working capital requirements decreased by €590 million in the first half of 2026, versus a decrease of €613 million in the first half of 2025.
Net cash provided by/(used in) continuing investing activities represented a net cash outflow of €2,423 million in the first half of 2026. The principal cash outflow in the first half of 2026 was the €1,403 million arising from the acquisition of Dynavax (see Note B.1.1.). That compares with a net cash outflow of €1,979 million in the first half of 2025, including the impact of the acquisition of Dren-0201, Inc. for €539 million.
Acquisitions of property, plant and equipment and intangible assets totaled €1,296 million, versus €1,420 million in the first half of 2025. There were €882 million of acquisitions of property, plant and equipment (versus €845 million in the first half of 2025), corresponding primarily to investments in industrial facilities. Acquisitions of intangible assets (€414 million, versus €575 million in the first half of 2025) mainly comprised contractual payments for intangible rights, primarily under license and collaboration agreements.
Proceeds from disposals net of tax (excluding disposals of consolidated entities and investments accounted for using the equity method) amounted to €424 million in the first half of 2026, compared with €434 million for the first half of 2025, and related mainly to divestments of assets and operations relating to portfolio streamlining and to disposals of equity and debt instruments.
Net cash provided by/(used in) continuing financing activities represented a net cash outflow of €3,332 million in the first half of 2026, compared with a net outflow of €4,441 million in the first half of 2025. The 2026 first-half figure includes (i) the dividend payout to our shareholders of €4,923 million (versus €4,772 million in the first half of 2025); (ii) €2,607 million of net external debt contracted (versus net external debt contracted of €4,332 million in the first half of 2025); and (iii) movements in Sanofi’s share capital, including purchases of treasury shares and the related tax effects of €1,009 million, versus €4,003 million in the first half of 2025.
Net cash flows from the Opella transaction represented a net cash outflow of €220 million in the first half of 2026, versus a net cash inflow of €10,742 million in the first half of 2025.
The net change in cash and cash equivalents in the first half of 2026 was a decrease of €1,313 million, compared with an increase of €7,918 million in the first half of 2025.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	53

Exhibit 99.2
2. Half-year management report
“Free cash flow” is a non-IFRS financial measure which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments(1) (net of divestments(1)), for debt repayment, and for payments to shareholders. “Free cash flow” is determined from business net income(2) after adding back (in the case of expenses and losses) or deducting (in the case of income and gains) the following items: depreciation, amortization and impairment, share of undistributed earnings from investments accounted for using the equity method, gains & losses on disposals of non-current assets, net change in provisions (including pensions and other post-employment benefits), deferred taxes, share-based payment expense and other non-cash items. It also includes net changes in working capital, capital expenditures and other asset acquisitions(3) net of disposal proceeds(3) and payments related to restructuring and similar items. “Free cash flow” is not defined by IFRS, and is not a substitute for Net cash provided by/(used in) operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.
The table below sets forth a reconciliation between Net cash provided by/(used in) operating activities and “Free cash flow”:

(€ million)	June 30, 2026 (6 months)	June 30, 2025 (6 months)
Net cash provided by/(used in) operating activities(a)	4,643	3,555
Net cash provided by/(used in) operating activities of the discontinued Opella business	—	(188)
Acquisitions of property, plant and equipment and software	(967)	(873)
Acquisitions of intangible assets, equity interests and other non-current financial assets(b)	(534)	(986)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(b)	361	434
Repayment of lease liabilities	(147)	(124)
Other items (c)	368	640
Free cash flow (non-IFRS) (d)	3,724	2,458
(a)Most directly comparable IFRS measure to free cash flow.
(b)    Not exceeding a cap of €500 million per transaction.
(c) This line item includes cash outflows from major litigation not included in “Free cash flow”, in particular Plavix Hawaii in 2025.
(d)    Non-IFRS financial measure (see definition above).
D.7. Consolidated balance sheet
Total assets were €129,060 million as of June 30, 2026, versus €126,805 million as of December 31, 2025, representing an increase of €2,255 million.
Net debt was €15,513 million as of June 30, 2026, versus €11,008 million as of December 31, 2025. We believe the presentation of this non-IFRS financial measure, which is reviewed by our management, provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of short-term debt, long-term debt, and interest rate derivatives and currency derivatives used to manage debt, minus (ii) the sum total of cash and cash equivalents and interest rate derivatives and currency derivatives used to manage cash and cash equivalents.

(€ million)	June 30, 2026	December 31, 2025
Long-term debt	14,646	14,248
Short-term debt and current portion of long-term debt	7,026	4,342
Interest rate and currency derivatives used to manage debt	221	112
Total debt (IFRS)	21,893	18,702
Cash and cash equivalents	(6,350)	(7,657)
Interest rate and currency derivatives used to manage cash and cash equivalents	(30)	(37)
Net debt (a) (non-IFRS)	15,513	11,008
Total equity	69,567	71,710
Gearing ratio (non-IFRS)	22.3%	15.4%
(a)Net debt does not include lease liabilities, which amounted to €1,904 million as of June 30, 2026 and €1,739 million as of December 31, 2025.
To assess our financing risk, we use the “gearing ratio”, another non-IFRS financial measure. This ratio (which we define as the ratio of net debt to total equity) rose from 15.4% as of December 31, 2025 to 22.3% as of June 30, 2026. Analyses of our debt as of June 30, 2026 and December 31, 2025 are provided in Note B.9. to our condensed half-year consolidated financial statements.
Because our “net debt” and “gearing ratio” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-
(1)    Above a cap of €500 million per transaction.
(2)    Non-IFRS financial measure, as defined in “Business net income” above.
(3)    Not exceeding a cap of €500 million per transaction.

54	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
IFRS measures by management in setting goals and measuring performance, these measures have no standardized meaning prescribed by IFRS.
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of June 30, 2026 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.
Other key movements in the balance sheet are described below.
Total equity was €69,567 million as of June 30, 2026, versus €71,710 million as of December 31, 2025. The net change reflects the following principal factors:
•an increase representing our net income for the first half of 2026 (€1,997 million);
•an increase of €1,802 million due to currency translation differences arising on the financial statements of foreign subsidiaries, mainly due to movements in the US dollar;
•a decrease representing the dividend payout to our shareholders of €4,923 million; and
•the repurchase by Sanofi of 12,571,455 of its own shares during the first half of 2026 for a total amount of €1,003 million, plus €3 million of related tax payments.
As of June 30, 2026 we held 16.03 million of our own shares, recorded as a deduction from equity and representing 1.320% of our share capital.
Goodwill and Other intangible assets (€68,313 million in total) increased by €752 million, due mainly to the Dynavax acquisition and the impact of exchange rates (particularly the fluctuation in the US dollar), partly offset by amortization and impairment recognized on other intangible assets during the period.
Investments accounted for using the equity method (€3,207 million) decreased by €52 million.
Other non-current assets (€4,732 million) increased by €368 million.
Net deferred tax assets were €7,210 million as of June 30, 2026, compared with €6,942 million as of December 31, 2025, an increase of €268 million.
Non-current provisions and other non-current liabilities (€6,848 million) were €145 million higher than at December 31, 2025.
Liabilities related to business combinations and to non-controlling interests (€652 million) increased by €67 million.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	55

Exhibit 99.2
2. Half-year management report
E/ Risk factors and related party transactions
E.1. Risk factors
The main risk factors to which Sanofi is exposed are described in the 2025 Form 20-F for the year ended December 31, 2025, filed with the US Securities and Exchange Commission on February 17, 2026(1).
Any of those risks, and others that we may not yet have identified, could materialize during the second half of 2026 or during subsequent periods, and could cause actual results to differ materially from those described elsewhere in this report.
E.2. Related party transactions
Our principal related parties are defined in Note D.33. to our consolidated financial statements included in the 2025 Form 20-F (page F-93)(1).
Note B.5. to our condensed half-year consolidated financial statements provides a description of the main transactions and balances for the six months ended June 30, 2026 with equity-accounted entities that qualify as related parties.
Sanofi did not enter into any transactions with key management personnel during the first half of 2026.
Financial relations with the Group’s principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2026.

(1)    Available on our corporate website: www.sanofi.com.

56	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
F/ Outlook
In 2026, Sanofi net sales are now expected to grow by around 10% at constant exchange rates (1) (CER). Business earnings per share (2) (Business EPS) is expected to grow slightly faster than sales.
Applying July 2026 average currency exchange rates, currency impacts are estimated at approximately -1% on sales and at approximately -2% on Business EPS.
Full-year business net income(1) for 2025 was €9,555 million, resulting in Business earnings per share of €7.83.

This guidance was prepared on a basis comparable with that used to prepare our historical financial information, and in accordance with Sanofi accounting policies. It was also prepared on the basis of assumptions established by Sanofi and its subsidiaries, including but not limited to:
•trends in the competitive environment, in terms of innovative products and launches of generics;
•respect for our intellectual property rights;
•progress on our research and development programs;
•the impact of, and progress on, our operating cost containment policy;
•trends in exchange rates and interest rates;
•integration of the contribution from acquisitions; and
•the average number of shares outstanding.
Some of the above information, estimates and assumptions are derived from or rely on, in full or in part, judgments and decisions made by Sanofi management which may change or be amended in future.

(1) Non-IFRS financial measure. For a definition, see Section D.3., “Net Sales” above.
(2) Non-IFRS financial measure. For a definition, see Section D.2., “Business net income” above.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	57

Exhibit 99.2
2. Half-year management report
Forward-looking statements
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Words such as “believe”, “anticipate”, “can”, “contemplate”, “could”, “plan”, “expect”, “intend”, “is designed to”, “may”, “might”, “plan”, “potential”, “objective” “target”, “estimate”, “project”, “predict”, “forecast”, “ambition”, “guideline”, “should”, “will”, “estimates”, “plans” or the negative of these and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “may”, “is considering”, “believes”, “intends”, “envisages”, “aims”, “plans”, “is designed to”, “could”, “forecasts”, “predicts”, “potential”, “objective”, “estimates”, “projects”, “is programming”, “is likely to” and “wants” or the negative thereof, and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crisis may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) and the French Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2025. For an update on litigation, refer to Note B.14. “Legal and arbitration proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2026, and to section “A.3.2. Legal and arbitration proceedings”, and section “E/ Risk factors and related party transactions”, of this half-year management report.
With respect to any sustainability or environmental, social and governance (ESG)-related information contained herein, in light of the significant uncertainties inherent in such statements and other related information contained herein, investors should not regard these statements as a representation or warranty by Sanofi or any other person that Sanofi will achieve its goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, and such statements and other information are dependent on future market factors, such as customer demand, continued technological progress, policy support and timely rule-making or continuation of government incentives and funding, and are forward-looking statements. Sanofi’s ability to achieve goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, is subject to other conditions and considerations, both within and outside Sanofi’s control, that may affect its ability to meet such goals, objectives, aspirations, metrics, plans or targets, and/or put in place the initiatives required to meet them. Such conditions and considerations include but are not limited to the risk factors described above. In addition, historical, current, and forward-looking environmental and other ESG or sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future laws and rulemaking. Sanofi plans to continue to evaluate its goals, objectives, aspirations, metrics, plans and targets and its approach to them and may make adjustments as it deems necessary in light of such considerations.
Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
All trademarks mentioned in this document are protected and are either trademarks owned by Sanofi and/or its subsidiaries, or trademarks licensed to Sanofi and/or its subsidiaries, or trademarks owned by third parties (including Regeneron and Sobi).

58	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
2. Half-year management report
G/ Appendix - research and development pipeline
R&D Pipeline

Registration
Name	Description	Indication
venglustat	Oral GCS inhibitor	Gaucher disease type 3 (US, EU, JP)
Sarclisa	CD38 mAb subcutaneous	Multiple myeloma (CN)
Fluzone HD	Multivalent inactivated vaccine	Influenza 50 years+ (US, EU)
SP0087	Vero cell vaccine	Rabies (EU)

Phase 3
Name	Description	Indication	Name	Description	Indication
Immunology			Rare diseases
Dupixent (a)	IL4R mAb	Chronic pruritus of unknown origin	Nexviazyme	Enzyme replacement therapy	Infantile-onset Pompe disease (US)
duvakitug (b)	TL1A mAb	Crohn’s disease Ulcerative colitis	elenestinib	D816V-mutated KIT inhibitor	Indolent/smoldering systemic mastocytosis
lunsekimig	IL13×TSLP Nanobody® VHH	Chronic obstructive pulmonary disease	fitusiran	RNAi targeting anti-thrombin	Hemophilia A and B (EU, JP)
Rezurock	ROCK2 inhibitor	Chronic lung allograft dysfunction	Wayrilz	BTK inhibitor	Sickle cell disease IgG4-related disease Warm autoimmune hemolytic anemia
frexalimab	CD40L mAb	Kidney transplant rejection

Neurology			Oncology
frexalimab (c)	CD40L mAb	Relapsing MS Non-relapsing secondary progressive MS	Sarclisa	CD38 mAb	NDMM, TE (HD7) NDMM, TE (IsKia) Smoldering MM (ITHACA)
riliprubart	C1s mAb	IVIg-treated CIDP

Vaccines
SP0218	Vero cell vaccine	Yellow fever
SP0202(d)	21-valent conjugate vaccine	Pneumococcal disease (children)
Collaborations: (a) Regeneron; (b) Teva Pharmaceuticals; (c) ImmuNext; (d) SK bioscience.

Abbreviations:
BTK: Bruton’s tyrosine kinase – CD: Cluster of differentiation – C1s: Complement component 1s – CIDP: Chronic inflammatory demyelinating polyneuropathy – CN: China –EU: Europe – GCS: Glucosylceramide synthase – HD: High dose – IgG4: Immunoglobulin G4 – IL: Interleukin – IVIg: Intravenous immunoglobulin – JP: Japan – mAb: Monoclonal antibody - MM: Multiple myeloma - MS: Multiple sclerosis - NDMM: Newly diagnosed multiple myeloma - RNAi: RNA interference - ROCK2: Rho Associated coiled-coil containing protein kinase 2 – TE: Transplant eligible – TL1A: Tumor necrosis factor-like cytokine 1A – TSLP: Thymic stromal lymphopoietin

SANOFI HALF-YEAR FINANCIAL REPORT 2026	59

Exhibit 99.2
2. Half-year management report

Phase 2
Name	Description	Indication	Name	Description	Indication
Immunology			Rare diseases
brivekimig	TNFa×OX40L Nanobody® VHH	Crohn’s disease Hidradenitis suppurativa Ulcerative colitis Type 1 diabetes, stage 3	Wayrilz	BTK inhibitor	Graves' disease
frexalimab(a)	CD40L mAb	Type 1 diabetes, stage 3	efdoralprin alfa	AAT fusion protein	Alpha-1 antitrypsin deficiency emphysema
lunsekimig	IL13×TSLP Nanobody® VHH	Asthma Asthma, high-risk Chronic rhinosinusitis with nasal polyps	frexalimab rilzabrutinib brivekimig	CD40L mAb BTK inhibitor TNFa×OX40L Nanobody® VHH	Focal segmental glomerulosclerosis/ minimal change disease
SAR449028	Wild-type KIT inhibitor	Chronic urticaria
SAR444336	Non-beta IL2 Synthorin	Microscopic colitis	Oncology
SAR445399 (1)	IL1R3 mAb	Hidradenitis suppurativa	SAR445877	PD1×IL15 fusion protein	Solid tumors
			Sarclisa	CD38 mAb	Relapsed/refractory multiple myeloma in combination

Neurology			Vaccines
SAR402663	sFLT01 AAV gene therapy	Wet age-related macular degeneration	SP0256	mRNA vaccine	RSV+hMPV (older adults)
			SP0268	mRNA vaccine	Acne
			SP0289	mRNA vaccine	Influenza H5 pandemic
			SP0335	Inactivated adjuvanted vaccine	Influenza H5 pandemic

Phase 1
Name	Description	Indication	Name	Description	Indication
Immunology			Oncology
SAR446422	CD28×OX40 bispecific Ab	Inflammatory indication	SAR445953 (b)	CEACAM5-Topo1 ADC	Colorectal cancer
SAR448501	CD20 bispecific mAb	Inflammatory indication	SAR446523	GPRC5D mAb	Relapsed/refractory multiple myeloma
SAR447971	IRAK4 degrader	Hidradenitis suppurativa	SAR449336	Pan KRAS inhibitor	Colorectal cancer

Neurology			Vaccines
SAR446597	Bb×C1s AAV gene therapy	Geographic atrophy in dry age-related macular degeneration	SP0287	Fluzone HD+Nuvaxovid	Influenza+COVID-19
SAR448851	TREM2 agonist	Alzheimer’s disease	SP0287	Flublok+Nuvaxovid	Influenza+COVID-19
			SP0291	mRNA vaccine	RSV+hMPV+PIV3 (older adults)
			SP0269	mRNA vaccine	Chlamydia
Rare diseases			SP0340	Subunit vaccine	RSV+hMPV (older adults)
SAR446268	DMPK AAV gene therapy	Myotonic dystrophy type 1	SP0341	Subunit vaccine	RSV+hMPV+PIV3 (older adults)
			SP0342	Subunit adjuvanted vaccine	Shingles
(1) Also known as MAB212, in-licensed from MAB Discovery.
Collaborations: (a) ImmuNext; (b) Pfizer

Abbreviations:
AAT: Alpha–1 antitrypsin – AAV: Adeno-associated virus – Ab: Antibody – ADC: Antibody-drug conjugate – Bb: Factor Bb – BTK: Bruton’s tyrosine kinase – C1s: Complement component 1s – CD: Cluster of differentiation – CEACAM5: Carcinoembryonic antigen cell adhesion molecule 5 – DMPK: dystrophia myotonica protein kinase 1 – GPRC5D: G-protein-coupled receptor class 5 member D – H5: hemagglutinin 5 - hMPV: human Metapneumovirus - JAK: Janus kinase – KRAS: V-Ki-ras2 Kirsten rat sarcoma viral oncogene homolog - IL: Interleukin – IL1R3: Interleukin-1 receptor 3 – mAb: Monoclonal antibody – mRNA: messenger RNA – PD1: Programmed death protein 1 – PIV3: Parainfluenza virus type 3 – RSV: Respiratory syncytial virus – TNFa: Tumor necrosis factor alpha – TNFR1: Tumor necrosis factor receptor 1 – Topo1: Topoisomerase - TREM2: triggering receptor expressed on myeloid cells 2 – TSLP: Thymic stromal lymphopoietin

60	SANOFI HALF-YEAR FINANCIAL REPORT 2026

Exhibit 99.2
3. Statutory auditors’ review report on the half-yearly financial information
3. Statutory auditors’ review report on the half-yearly financial information
Period from January 1 to June 30, 2026
To the Shareholders,
In compliance with the assignment entrusted to us by your Annual General Meetings and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:
•the review of the accompanying (condensed) half-yearly consolidated financial statements of Sanofi, for the period from January 1, 2026 to June 30, 2026;
•the verification of the information presented in the half-yearly management report.
These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
1.   Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standard of the IFRSs as adopted by the European Union applicable to interim financial information.
2.   Specific verification
We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Levallois-Perret, July 30 2026.

The statutory auditors French original signed by

PricewaterhouseCoopers Audit	Forvis Mazars SA
Anne-Claire Ferrié Amélie Graffan	Loïc Wallaert Ariane Mignon

*    This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

SANOFI HALF-YEAR FINANCIAL REPORT 2026	61

Exhibit 99.2
4. Responsibility statement of the certifying officer: half-year financial report
4. Responsibility statement of the certifying officer: half-year financial report
“I hereby certify that, to the best of my knowledge, the condensed half-year consolidated financial statements have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and net income of the Company and the entities included in the scope of consolidation, and that the half-year management report starting on page 35 provides an accurate overview of the significant events of the first six months of the financial year with their impact on the half-year consolidated financial statements, together with the major transactions with related parties and a description of the main risks and uncertainties for the remaining six months of the financial year.”

Paris, July 30, 2026

Belén Garijo
Chief Executive Officer

62	SANOFI HALF-YEAR FINANCIAL REPORT 2026

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SANOFI HALF-YEAR FINANCIAL REPORT 2026	63

sanofi

www.sanofi.com

46 Avenue de la Grande Armée
75017 Paris